UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

EQUIFAX INC.

(Exact name of registrant as specified in its charter)

Georgia	58-040110
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1550 Peachtree Street, N.W. Atlanta, Georgia	30309
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(title of class)

(title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

Effective as of October 14, 2005, Equifax Inc., a Georgia corporation (“Equifax”), amended and restated its Rights Agreement dated as of October 25, 1995, as amended by Amendment to Rights Agreement dated as of July 7, 2001, between Equifax and SunTrust Bank, a Georgia banking corporation (“SunTrust”), as Rights Agent (the “Prior Agreement”).  The amendment and restatement is reflected in the Amended and Restated Rights Agreement dated as of October 14, 2005 between Equifax and SunTrust, as Rights Agent (the “Rights Agreement”).  The amendments included in the Rights Agreement were approved by the Board of Directors and (a) extend the final expiration of the Prior Agreement from November 6, 2005 to November 6, 2015; (b) eliminate the double trigger feature by increasing the thresholds at which the Rights become exercisable and the “self-dealing” flip-in is triggered, in each case, from 15% to 20%; (c) change the exercise price of each right from $55 to $153.81; (d) add a provision for a TIDE (three year independent director evaluation) committee; (e) clarify that the Board of Directors of Equifax may in good faith determine that a disposition of common stock by a person inadvertently exceeding the permitted threshold has been made as promptly as practicable; and (f) make certain other clarifying changes.  Accordingly, Item 1 is hereby amended and restated in its entirety as follows:

The Board of Directors of Equifax Inc. (the “Company”) has previously declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $1.25 per share (the “Common Shares”), of the Company.  Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $153.81 (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of October 14, 2005 (the “Rights Agreement”), between the Company and SunTrust Bank, as Rights Agent (the “Rights Agent”).

Until the earliest to occur of (i) the close of business on the tenth calendar day (or such later date as may be specified by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an “Acquiring Person”), (ii) the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding Common Shares, or (iii) the close of business on the tenth calendar day following the first date of public announcement of the first occurrence of a Flip-in Event or a Flip-over Event (as such terms are hereinafter defined) (the earliest of such dates being hereinafter called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

No Right is exercisable at any time prior to the Distribution Date.  The Rights will expire on November 6, 2015 (the “Final Expiration Date”) unless earlier redeemed or exchanged by the Company as described below.  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends.

The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

In the event (a “Flip-in Event”) that (i) any person or group of affiliated or associated persons becomes an Acquiring Person, (ii) any Acquiring Person merges into or combines with the Company and the Company is the surviving corporation or any Acquiring Person effects certain other transactions with the Company, as described in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

To illustrate the operation of such an adjustment, at a Purchase Price of $153.81, assuming the current market price (as determined pursuant to the provisions of the Rights Agreement) per Common Share were $35.00, each Right not owned beneficially by an Acquiring Person at or after the time of such an occurrence would entitle its holder to purchase (after the Distribution Date) from the Company approximately 8.8 Common Shares (having a market value of $308.00) for $153.81.

In the event (a “Flip-over Event”) that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%.  The Company is not required to issue fractional Common Shares or other securities issuable upon the exercise of Rights.  In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), at any time prior to the close of business on the later of (i) the Distribution Date and (ii) the first date of public announcement that a person has become an Acquiring Person.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

In addition, the Board of Directors will appoint a committee (the “TIDE Committee”) that is comprised of at least three directors of the Company who are independent under the listing standards of the New York Stock Exchange and who are not an Acquiring Person nor an affiliate or an associate of an Acquiring Person, to review and evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the best interest of the Company, its shareholders and any other relevant constituents of the Company (i) at least every three years, or (ii) sooner if an acquisition proposal is made that the TIDE Committee believes would make such a review and evaluation appropriate.  Following each such review, the TIDE Committee will communicate its conclusions to the full Board of Directors, including any recommendation as to whether the Rights Agreement should be modified or the rights should be redeemed.

The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the purchase price payable and the number of Common Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made at such time as the Rights are not then redeemable which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed.

A copy of the Rights Agreement, which includes the form of Right Certificate as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by this reference.  A copy of the Rights Agreement is available free of charge from the Company.  The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

Exhibit No.	Description

4.1

Amended and Restated Rights Agreement, dated as of October 14, 2005, by and between Equifax Inc. and SunTrust Bank, as Rights Agent (incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed with the Securities Exchange Commission on October 18, 2005)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUIFAX INC.
(Registrant)

	By:	/s/Kent E. Mast
Kent E. Mast
Corporate Vice President and
General Counsel

October 18, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

4.1

Amended and Restated Rights Agreement, dated as of October 14, 2005, by and between Equifax Inc. and SunTrust Bank, as Rights Agent (incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed with the Securities Exchange Commission on October 18, 2005)